UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NOVANTA INC.

(Exact name of registrant as specified in its charter)

New Brunswick, Canada	001-35083	98-0110412
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Middlesex Turnpike Bedford, Massachusetts, USA		01730
(Address of principal executive offices)		(Zip Code)

Matthijs Glastra, Chief Executive Officer, (781) 266-5700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2018

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Novanta Inc. has filed a Conflict Minerals Report herewith as Exhibit 1.01 to this Form SD pursuant to Rule 13p-1 for the period January 1 to December 31, 2018.

A copy of the Company’s Conflict Minerals Report for the period January 1 to December 31, 2018 is also publicly available at www.novanta.com/about-us/corporate-citizenship/.

Item 1.02 Exhibit

The Company has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1 to December 31, 2018, as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Novanta Inc.
(Registrant)

Date: May 31, 2019	By:	/s/ Matthijs Glastra
Matthijs Glastra
Chief Executive Officer